April 4, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 8 filed March 28, 2006
	File No. 333-123015

Dear Mr. Metter:

	We have the following comment on your filing. Where indicated, we think you should revise your document in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 16
1. Please revise both MD&A and the footnotes to the financial statements to discuss the rescission offer and status of shares. Also, redeemable equity securities should be presented separately from stockholders` equity if they are redeemable at the option of the holder. See Financial Reporting Codification Section 211 and section
I.A. of Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (available on our website) for more information. Please explain to us why you believe equity presentation is appropriate for the shares subject to rescission or revise to present these shares outside of permanent equity in all periods presented since their original issuance. In the event you restate the financial statements, provide any disclosures required by paragraph 37 of APB 20 and consider the need for the change to be referenced in the auditor`s report, as indicated by AICPA Auditing Standards Section 561.06.a., with dual dating of the audit report necessary in some circumstances.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
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April 4, 2006